THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 AND HAVE NOT BEEN REGISTERED UNDER THE ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

Subscription Agreement
for
Non-Voting CF Preferred Stock
of
TGK Entertainment, Inc.

Ladies and Gentlemen:

The undersigned (the “Investor”) understands that TGK Entertainment, Inc., a South Carolina corporation (the “Issuer” or “Company”), is offering up to 2,400,000 shares of Non-voting CF Preferred Stock (the “Securities”) at a price of $2.00 per share in a Regulation Crowdfunding offering (the “Offering”), with a maximum raise of $5,000,000 (the “Maximum Offering Amount”), and a minimum target raise of $380,000 (the “Target Minimum”). This Offering is made pursuant to the Form C filed with the Securities and Exchange Commission (SEC), dated ________ (the “Form C”). The undersigned further understands that the offering is being made pursuant to Section 4(a)(6) of the Securities Act of 1933 (the “Act”) and Regulation Crowdfunding promulgated thereunder and without registration of the Securities under the Act. In connection with the Offering, the Company has entered an agreement with VAS Portal, LLC d/b/a Angel Funding (the “Portal”) to act as the registered platform for the Offering.

1. **Subscription.** Subject to the terms and conditions hereof, and the provisions of the Form C and the Company’s Articles of Incorporation, as the same may be supplemented or amended, (collectively, the “Offering Documents”), the undersigned hereby subscribes for the Securities detailed on the Signature Page hereto for the total purchase price set forth on the Signature Page hereto (the “Total Purchase Price”). The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in the Offering Documents. The undersigned further acknowledges that Issuer intends to enter into this same form of subscription agreement with certain other investors (the “Other Investors”) and expects to complete sales of the Securities to them. The Investor and the Other Investors are hereinafter sometimes collectively referred to as the “Investors,” and this Subscription Agreement and the subscription agreements executed by the Other Investors are hereinafter sometimes collectively referred to as the “Subscription Agreements.”

2. **Acceptance of Subscription and Issuance of Securities.** It is understood and agreed that the Issuer shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason. A subscription shall be deemed accepted by the Issuer only when it is signed by a duly authorized officer of the Issuer and delivered to the undersigned at the Closing referred to in Section 3 hereof, the Investor has funded the Total Purchase Price payable as described in Section 4 hereof to the Escrow Agent, and has received a confirmation of suitability and closed investment notice from the Portal. Subscriptions need not be accepted in the order received, and the subscriptions may be allocated among subscribers in the Company's discretion.

3. **Closing.** The closing of the purchase and sale of the Securities (the "Closing") shall take place on or before thirty (30) days from when the Form C is filed with the SEC and the Offering is launched (the "Offering Period"), only upon the Issuer receiving aggregate subscriptions for the Offering totaling no less than the Target Minimum. The Issuer may, in its sole discretion, extend the Offering Period by thirty (30) days one time prior to Closing.

4. **Payment for Securities.** The Investor shall pay to the Issuer the Total Purchase Price at the time of entering into this Subscription Agreement as directed herein. Payment for the Securities shall be funded to the escrow agent designated by Portal (the "Escrow Agent") from the undersigned by ACH, credit card, or wire transfer of immediately available funds, or other means approved by the Escrow Agent, in United States Dollars in the amount of the Total Purchase Price. Upon the Closing, the Escrow Agent shall release such funds to the Issuer. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Issuer, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation Crowdfunding.

5. **Representations and Warranties of the Issuer.** As of the Closing, the Issuer represents and warrants that:

a) The Issuer is duly formed and validly existing under the laws of South Carolina, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Issuer of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Issuer of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Issuer's powers and have been duly authorized by all necessary corporate action on the part of the Issuer. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Issuer, enforceable against the Issuer in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific

performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Issuer in connection with the execution, delivery and performance by the Issuer of this Subscription Agreement except (i) for such filings as may be required under Regulation Crowdfunding, or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Issuer to perform its obligations hereunder.

6. **Representations and Warranties of the Investor.** The undersigned hereby represents and warrants to and covenants to the Issuer, with the full knowledge that the Issuer will expressly rely thereon in making a decision to accept or reject this Subscription Agreement, that:

(a) The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

(b) Investor is a citizen of the United States of America and is at least eighteen (18) years of age. Investor is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

(c) The Investor understands that Securities are characterized as "restricted securities" under the Act and that, under the Act and applicable regulations thereunder, such securities may not be resold, pledged or otherwise transferred without registration under the Act or an exemption therefrom, and that the Securities are further restricted by the terms of the Offering Documents.

(d) Investor will not, directly or indirectly, offer, sell, pledge, transfer, or otherwise dispose of (or solicit any offers to buy, purchase, or otherwise acquire or take a pledge of) any of the Securities, nor will the Investor engage in any short sale that results in a disposition of any of the Securities by the Investor, except in compliance with the Act and any related regulations and any applicable state securities laws;

(e) Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(f) The undersigned has received and reviewed a copy of the Offering Documents. The Investor has had an opportunity to discuss the investment with Investor's individual tax and legal advisors. With respect to information provided by the Issuer, the undersigned has relied solely on

the information contained in the Offering Documents to make the decision to purchase the Securities.

(g) The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

(h) The undersigned understands that, unless the undersigned notifies the Issuer in writing to the contrary prior to the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(i) The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Issuer, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Offering Documents or otherwise by Issuer, the Portal, or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Issuer, Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Issuer, Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

(j) The undersigned is familiar with the business and financial condition and operations of the Issuer, all as generally described in the Offering Documents. The undersigned has had access to such information concerning the Issuer and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

(k) The undersigned acknowledges that the Issuer has the right in its sole and absolute discretion to abandon this offering at any time prior to the completion of the Closing. This Subscription Agreement shall thereafter have no force or effect and the Issuer shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

(l) The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment offered by Issuer.

(m) In accordance with Regulation Crowdfunding, the undersigned has up to forty eight (48) hours prior the end of the Offering Period to cancel the subscription and get a full refund of the Total Purchase Price. Once the Offering Period is within forty eight (48) hours of ending, Investor will not be able to cancel for any reason even if Investor’s commitment was during this period. However, if the Issuer makes a material change to the Offering terms or other information disclosed in the Offering Documents, Investor will be given five (5) business days to reconfirm its subscription commitment.

(n) The undersigned confirms that the Issuer has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Issuer and the undersigned has made its own independent decision, alone or in consultation with its advisors, that the investment in the Securities is suitable and appropriate for the undersigned.

(o) The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Issuer is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(p) The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Issuer has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

(q) The undersigned acknowledges that the Issuer is authorized to issue uncertificated shares, and hereby waives any right to receive a stock certificate representing the securities and consents and agrees to the issuance of uncertificated shares.

(r) The Investor understands that its investment in the Securities involves a significant degree of risk, including a risk of total loss of the Investor's investment, and the Investor has full cognizance of and understands all of the risk factors related to the Investor's purchase of the Securities, including, without limitation, the following:

i. *Offering Price Arbitrarily Determined*. Any pre-money valuation or Securities share price contemplated in this Subscription Agreement was arbitrarily determined by the Company and should not be considered as a representation of the actual value of the Company, nor that the Investor will be able to sell any such shares at any particular price.

ii. *Company May Not Have Sufficient Cash Flow to Make Dividend Distributions to its Shareholders*. There is no assurance that the Company will ever have income sufficient to

cover its expenses and have sufficient cash flow to make dividend distributions to its shareholders, nor is there a guaranty as to the timing or amounts of distributions, if any such distributions are made.

iii. *Company May Require Additional Capital to Support Business Growth*. The Company may require additional capital to support business growth or in response to unexpected challenges and accordingly may need to engage in subsequent equity or debt financing to secure additional funds.

iv. *The Company's assumptions concerning future operations may not be realized.* The Company's goal is to produce a commercially profitable tv show using a production budget as set forth in the Offering Documents. The Company's projected results are dependent on the successful implementation of the Company's business plan and strategies and are based on hypothetical assumption and events over which the Company has only partial or no control. While Issuer's management believes that its goals and objectives are reasonable and achievable, no assurance can be given that they will be realized. The revenue the Issuer could generate will vary greatly based on factors that Issuer cannot quantify, including things such as ultimate cost of production, methods of distribution later negotiated, audience interest, general economic outlook, etc.

v. *Management will have broad discretion as to the use of the proceeds from the offering.* The Company's management will have broad discretion as to the use of the net proceeds from the Offering for the purpose of producing *The German King*. Investors will be relying on the judgment of the Company's management regarding the use of the proceeds for the purpose of producing *The German King*.

vi. *The Company is a newly formed company and has no history upon which the Investors can evaluate the Company.* The Company was recently formed for the purpose of developing, filming, producing, and distributing *The German King*. Accordingly, the Company has no operating history on which prospective investors may evaluate the Company's business and prospects. The Company has no revenues and requires the net proceeds from the sale of the Securities to fund development and production of *The German King*. If and when production of the show commences, no assurance can be given that *The German King* will receive market acceptance when produced. The Company faces all of the risks inherent in a new business, including the expenses, difficulties, complications and delays frequently encountered in connection with the formation and commencement of operations, the production and distribution of a show, and the competitive environment in which the Company intends to operate. The Company may not successfully address any of these risks. If the Company does not successfully address these risks, the Company's business will be seriously harmed.

vii. *The Company's success depends on the successful production and distribution of a single show and the Company is unable to diversify its investment to reduce its risk of failure. The German King* will be the only show that the Company produces. No assurance can be given that the Company's management team will be able to successfully develop, produce, and make arrangements for the distribution of *The German King*. Because the Company will have only one asset, the Company is more vulnerable to unanticipated occurrences than a more diversified business. The development, production, completion, and distribution of *The German King* is subject to numerous uncertainties, including financing requirements, personnel availability and the release schedule of competing shows. There may be additional problems which could adversely affect the Company's profitability, including without limitation, public taste, competition with other shows and/or movies, advertising costs, uncertainty with respect to

release date, and the failure of other parties to fulfill their contractual obligations and other contingencies. No assurance can be given that the Company will be able to successfully develop, produce, distribute, or realize any revenue from *The German King*. Failure to develop, produce, distribute, or realize any such revenues will have a material adverse effect on the Company's business, operating results, and financial condition.

viii. *Because the entertainment business is highly speculative, the Company may never achieve profitability*. The entertainment industry is highly speculative and involves a substantial degree of risk. No assurance can be given of the economic success of any show since the revenues derived from the production and distribution of a show primarily depend on its acceptance by the public, which cannot be predicted. The commercial success of a show also depends on the quality and acceptance of competing shows and film released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions, and other tangible and intangible factors, all of which can change and cannot be predicted with certainty. The Company has no control over what other shows or films or content is released at the same time as the Company's content and thus cannot know, but it is always possible, that another company's content may be more desirable and make the Company unsuccessful in competing in the market. No assurance can be given that *The German King* will appeal to the public or that other shows and films may not be more appealing and therefore reduce the demand to view *The German King*. Accordingly, there is substantial risk that *The German King* will not be commercially successful, in which case the Company may be unable to recoup costs associated with its production or realize revenues or profits from the sale of *The German King*.

ix. *Technological advances may reduce demand for shows.* The entertainment industry in general, are continuing to undergo significant changes, primarily due to technological developments. Because of this rapid growth of technology, shifting consumer tastes and the popularity and availability of other forms of entertainment, it is impossible to predict the overall effect these factors will have on the potential revenue from and profitability of a show.

x. *The German King will be subject to the risks associated with the production and distribution of a show.* Although the production of a proof of concept of *The German King* was completed, the Company cannot guarantee that production of the show will be successfully completed. Production costs are currently just an estimate and may significantly increase over time depending on many unknown outside influences, or those that may be known as related to the specific costs of currently expected expenditures for items still not under contract at a fixed price. It is also possible that COVID-19 or any other number of unexpected situations may arise that prevent the completion of production of *The German King.*

xi. *The German King has entered into a Distribution Agreement with Angel Studios.* The Company's goal, while not guaranteed, is for the show to be distributed through other platforms as well, including but not limited to, online video streaming services, television and home video. Distribution channels and methods can also fall out of grace with users/viewers and the Company may not be able to adapt quickly enough to keep momentum form the adoption of viewers of the Company's content.

xii. *The German King may not succeed if it receives unfavorable reviews.* The financial success of a show, in large measure, depends on the reaction of the public, which is often influenced by professional reviewers or critics. It is impossible to judge in advance what the reaction of these reviewers and critics will be to *The German King*. To the extent that *The German King* receives

unfavorable reviews from these reviewers and critics, its chances of success may be substantially diminished.

xiii. *The Company will have to rely on the services of professionals and other key personnel who may be difficult to replace and the loss of any such persons could adversely affect the Company's business.* If the Company is not able to retain the services of key personnel retained by management, there will be a materially adverse effect on the Company. If any one of the these individuals becomes incapacitated or otherwise becomes unavailable, a qualified successor would have to be engaged. The Company may elect to offer shares in the Company to key production personnel (such as producers, writers, actors, stunt coordinators and unit production managers) as a means of obtaining the best possible crew at the lowest up-front cost. *The German King's* production and completion may be adversely affected if new personnel must be engaged, or if such personnel demand more favorable compensation. No assurance can be given that a qualified successor could be engaged. These professionals and key personnel also may be involved in other projects that may take them away from the production of *The German King* and cause delays, all of which may increase the cost of production of *The German King* and decrease the likelihood of being able to complete *The German King*, which would have an adverse effect on the Company's business and prospects. The inability to secure firm commitments could also impact the quality and appeal of our series. For example, if we cannot secure the desired actors or other key service providers, we may need to compromise on our vision for *The German King* series. Similarly, if we cannot secure distribution commitments, our reach and visibility to potential viewers may be limited.

1. ACTORS INVOLVED IN ANY PROMOTION OF THE OFFERING HAVE NOT BEEN FORMALLY ENGAGED BY THE COMPANY AND INVESTORS SHOULD NOT MAKE AN INVESTMENT ON THE EXPECTATION THAT ANY ACTOR WILL PARTICIPATE IN THE COMPANY'S PRODUCTION OF THE GERMAN KING IN ANY WAY. THE ABILITY OF THE COMPANY TO ATTRACT CERTAIN ACTORS MAY NOT BE GUARANTEED.

xiv. *Most of the Company's competitors, which include large and small studios and production companies, have significantly greater financial and marketing resources, as well as experience.* The Company is a very small and unproven entity as compared to its competitors. The Company will compete with film studios, both large and small, production companies, independent producers, and agencies. Most of the major U.S. studios are part of large diversified corporate groups with a variety of other operations, including television networks and cable channels, that can provide both the means of distributing their products and stable sources of earnings that may allow them better to offset fluctuations in the financial performance of their operations. The major studios have more resources with which to compete for ideas, storylines and scripts. This may have a material adverse effect on Company's business, results of operations and financial condition. In addition, established smaller studios, production companies and agencies have significantly greater financial and marketing resources than do we. Many have sophisticated websites and the ability to advertise in a wide variety of media. The Company will principally depend on the business contacts of the Company's executive officers. There are no assurances that the Company's approach will be successful.

xv. *The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters."* Prior to filing this Form C, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows Company to communicate to determine whether there is interest in the offering.

All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read the Offering Documents thoroughly and rely only on the information provided therein and not on any statement made prior to the Offering. The communications sent to investors prior to the Offering are attached hereto. Some of these communications may not have included proper disclaimers required for "testing the waters" or may no longer be materially accurate.

xvi. *Company may not generate sufficient cash flow to make distributions to Investors.* There is no assurance that The Company will ever have income sufficient to cover its expenses and have sufficient cash flow to make distributions to Investors. Even if the Company makes distributions, there can be no assurance concerning the timing or amounts of the distributions. Investor may be required to bear the economic risk of the investment for an indefinite period of time. Ultimately, each Investor's risk with respect to this Offering includes the potential for a complete loss of their investment.

xvii. *Investors will own non-voting shares and will have no ability to control or influence the business decisions of the Company*. Investors in the Offering will obtain non-voting shares and will not be entitled to vote on any Company matters. As a result, current management will continue to have control of the business decisions and operations of the Company. It is possible that management will not make successful management decisions in all cases.

xviii. *Company will be required to raise additional capital to fully fund our business plan and expand our operations.* Currently, the Company has no revenue-generating activities. The purpose of this offering is to raise an initial $5,000,000 towards a total expected production budget for the initial season of $6,700,000.Part of this budget will be allocated to ongoing script and story development, with the balance allocated towards production. Even after taking account of the funds raised in this Offering, the Company will need to raise additional funds to finalize the full production of *The German King*. The Company may seek to sell common or other preferred equity or convertible debt securities, enter into a credit facility or another form of third-party funding, or seek other debt financing in order to fund the development of *The German King*. The Company may also consider raising additional capital in the future to expand its business, to pursue strategic investments, to take advantage of financing opportunities or for other reasons.

xix. *Additional capital may not be available at such times or in amounts as needed by Company*. Even if capital is available, it might be available only on unfavorable terms. Any additional equity or convertible debt financing into which Company may enter could be dilutive to our then existing shareholders. Any future financing into which Company obtain may impose covenants upon the Company that restrict its operations, including limitations on its ability to incur liens or additional debt, pay dividends, repurchase equity, make certain investments and engage in certain merger, consolidation or asset sale transactions. Any debt financing or additional equity capital that the Company raises may contain terms that are not favorable to its shareholders. If the Company raises additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish some rights to Company scripts and manuscripts, or grant licenses on terms that are not favorable to the Company. If access to sufficient capital is not available as and when needed, the Company's business will be materially impaired and it may be required to cease operations, curtail the acquisition, recycling or marketing of scripts and manuscripts, or it may be required to significantly reduce expenses, sell certain assets, seek a merger or joint venture partner, file for protection from creditors or liquidate all assets.

xx. *There is no public market for the Securities and the Securities are subject to certain restrictions on transfer*. Investors should regard the Securities as an illiquid investment. No public market for the Securities currently exists, nor is one likely to develop in the near future. Any resale of the Securities may require the transferor to register the transferred securities under applicable state and federal securities laws, or find an exemption therefrom, and may be further restricted by the Offering Documents. Generally, the Securities may not be transferred by Investor except under very specific and limited circumstances or with the consent of the Company. A public market for the Securities may never exist.

xxi. *There is no guarantee of return on investment***.** There is no assurance that Investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each Investor should read the Offering Documents carefully and should consult with its own attorney and investment advisors prior to making any investment decision.

xxii. *Difficulty in Obtaining Capital.* The Company may encounter difficulties in obtaining capital from external sources. Our lack of revenues from sales, combined with the inherent risks associated with our company and present and future market conditions, may make it challenging to raise the funds we need to execute our business strategy and conduct our operations. If we are unable to secure adequate funds, we may be forced to delay, reduce the scope of, or eliminate one or more of our research, development, or commercialization programs, product launches, or marketing efforts, which could materially harm our business, financial condition, and results of operations.

xxiii. *Insufficient Funds to Sustain Current Business Plan.* While we are attempting to raise capital through this offering, the amount we are seeking may not be enough to sustain our current business plan. We may need to produce additional funds to achieve our near and long-term goals. If we are unable to raise sufficient capital in the future, our operations may be in jeopardy, and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause investors to lose all or a portion of their investment.

xxiv. *Production Plans and Capital Reinvestment Risk*s. The Company plans to produce multiple seasons of *The German King*, and it expects that it will be necessary to reinvest much, if not all, of the profits into the production and marketing of subsequent seasons. These further subject the Company's capital to market risk, and there is no guarantee that the Company will be able to generate sufficient revenues or become profitable.

2. Investors should be aware that the Company's production plans for *The German King* may require significant capital expenditures, which may reduce the Company's cash position and limit its ability to pay dividends or make distributions to investors. The Company's continued investment in the production of *The German King* may be necessary to maintain and grow its audience, to remain competitive with other content producers, and to sustain the Company's long-term growth prospects.

3. The Company's success will depend on a variety of factors, including the acceptance and popularity of *The German King* among viewers, the effectiveness of the Company's marketing and promotional efforts, and the Company's ability to produce subsequent seasons of *The German King* in a timely manner and within budget. The production and distribution of *The German King* may be subject to various risks, including unforeseen delays, cost overruns, and the availability of distribution channels.

4. As a result, there can be no assurance that the Company will be able to achieve profitability or generate positive cash flow from its operations. Additionally, there is no guarantee that the Company will pay any dividends or make distributions to its investors in the future. Investors should carefully consider these risks before making an investment in the Company.

7. **Conditions to Obligations of the Investor and the Issuer.** The obligations of the Investor to purchase and pay for the Securities specified on the signature page hereto and of the Issuer to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Issuer contained in Section 5 hereof, and of the undersigned contained in Section 6 hereof, shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. **Revisions to Manner of Holding.** In the event that statutory or regulatory changes are adopted or interpreted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6), the undersigned agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Act. The undersigned agrees that in the event the undersigned does not provide information sufficient to effect such exchange in a timely manner, the Issuer may repurchase the Securities at a price to be determined by the Board of Directors.

9. **Obligations Irrevocable.** Following the Closing, the obligations of the Investor shall be irrevocable, except as expressly permitted herein and by Regulation CF.

10. **Waiver, Amendment.** Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. **Assignability.** Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Issuer or the undersigned without the prior written consent of the other party.

12. **Waiver of Jury Trial.** THE PARTIES IRREVOCABLY WAIVE ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. **Submission to Jurisdiction.** With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in Charleston County, State of South Carolina which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. **Governing Law.** This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of South Carolina, without regard to conflict of law principles thereof.

15. **Section and Other Headings.** The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. **Counterparts.** This Subscription Agreement may be executed in any number of counterparts, electronically or otherwise, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. **Notices.** All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid (or such other address as either party shall have specified by notice in writing to the other):

If to the Issuer:

TGK Entertainment, Inc.
ATTN: Adetokumboh M'Cormack, CEO
205 Sancroft Lane
Myrtle Beach, SC 29588
adetokumboh@gmail.com

If to Investor:

Address specified in signature page.

18. **Binding Effect.** The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. **Survival.** All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Issuer, (ii) changes in the transactions, documents and instruments that are part of or described in the Offering Documents which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. **Notification of Changes.** The undersigned hereby covenants and agrees to notify the Issuer upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. **Severability.** If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

Escrow Agent has not investigated the desirability or advisability of investment in the Securities nor approved, endorsed or passed upon the merits of purchasing the Securities; and the name of Escrow Agent has not and shall not be used in any manner in connection with the Offering of the Securities other than to state that Escrow Agent has agreed to serve as escrow agent for the limited purposes set forth in this Subscription Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Investor has executed this Subscription Agreement on:

________________________	_________,	____________
Month	Day	Year

INVESTOR:

By: ______________________________________
Signature

Name: ______________________________________
Print

Address:____________________________
____
____

Aggregate Subscription Amount: $____

The offer to purchase Securities as set forth above is confirmed and accepted by the Issuer as to $___________________, which at a price of $2.00 per share, shall equal ___________________ shares of Non-voting CF Preferred Stock.

Date: ___________________________________

TGK Entertainment, Inc.

By: ______________________________
Name: Adetokumboh M’Cormack
Title: Chief Executive Officer